

Lorraine M. Breece
Senior Vice President and Chief Financial Officer
Digital Angel Corporation
490 Villaume Avenue
S. St. Paul, MN 55075

November 17, 2008

RE: **Digital Angel Corporation**
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
File No. 0-26020

Dear Mr. Breece:

We have completed our review of your Form 10-Q and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director